Exhibit 99.2

To:	All Isilon Employees

From:	Joe Tucci, EMC Chairman & CEO

Date:	November 15, 2010

Subject:	Welcome to EMC

Hello to everyone at Isilon. On behalf of EMC people around the world, please know that we are absolutely thrilled to have you join the EMC family!

You are an amazing jewel of a company on so many fronts. We at EMC are deeply impressed with your talented people, your pioneering storage offerings that enable businesses to innovate at the scale of the cloud, your stellar reputation with customers, and your track record of rapid growth. Sujal and I foresee an exciting future as Isilon joins EMC’s Information Infrastructure Products business, which is led by Pat Gelsinger, who I know will be speaking with you later today.

Bringing Isilon into the EMC family is all about accelerating growth by capitalizing on a very large and rapidly changing market opportunity—“big data,” meaning the massive amounts of data produced by a new generation of applications like gene sequencing, online streaming, and seismic interpretation. By combining Isilon’s and EMC’s solutions, we will put ourselves in the strongest possible position to help our customers store and manage the vast amounts of “big data” that the transformational cloud computing wave is washing into their businesses. Together, we’ll be able to offer the most complete portfolio of storage offerings for the physical IT world of today and the fast-emerging virtual cloud computing world of tomorrow.

Our two companies have much in common. We share a vision of where IT is going. We share a passion for innovating to solve customers’ most challenging problems. Our technologies are highly complementary. For example, Isilon and EMC’s Atmos object storage create a great one-two punch for storing and managing big data. What’s more, we both love to win in the marketplace by delivering the industry’s most innovative, cost-effective, and highest quality products and services. I want to assure you that EMC truly knows how to acquire innovative companies (like yours) that have become leaders in their business segment, integrate them smoothly and successfully, and then empower them to excel.

To accelerate your growth and help you continue to excel, EMC intends to increase R&D investment in Isilon. We will also leverage our global sales and marketing organization, which is over 12,000 strong and operates in more than 83 countries. And we will also leverage our extensive network of channel and alliance partners as well as our global services organization to ensure even broader adoption of your portfolio of leading products. We expect the combined revenue of these two highly complementary storage offerings (Isilon and Atmos) to reach a $1 billion run-rate during the second half of 2012.

Together, EMC and Isilon are positioned at the intersection of cloud computing and Big Data. Given what’s going on in the IT world right now, I can’t think of a better place to be. I look forward to spending time with you in the near future.

All the best,

Joe

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Important Information

This email (this “Statement”) relates to a planned tender offer by Electron Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all shares of outstanding common stock of Isilon Systems, Inc. (“Isilon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, the Purchaser and Isilon.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, EMC and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.